SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

STOCK EXCHANGE RELEASE

May 10, 2012

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation below 5%

Nokia Corporation
Stock exchange release
May 10, 2012 at 12.00 (CET+1)

Espoo, Finland - According to information received by Nokia Corporation, the holdings of JPMorgan Chase & Co. and its controlled undertakings decreased below 5% of the share capital of Nokia on May 8, 2012. The holdings include shares owned by JPMorgan Chase companies as well as shares held on behalf of clients.

The previous notification regarding the holdings of JPMorgan Chase & Co. and its controlled undertakings in Nokia was made on April 24, 2012.

JPMorgan Chase & Co. has its head office at 270 Park Avenue, New York, NY 10017, USA and its IRS identification number is 13-2624428.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Enclosures:

Nokia stock exchange release dated May 10, 2012:  Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation below 5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal